February 20, 2008

To Our Stockholders:

          We are pleased to inform you that Steven Madden, Ltd. is offering to purchase 2,600,000 shares of its Common Stock from its stockholders through a tender offer at prices not greater than $20.00 nor less than $16.50 per share. The Company is conducting the tender offer through a procedure commonly referred to as a modified “Dutch Auction.” This procedure allows you to select the price within that price range at which you are willing to sell your shares to us. Based upon the number of shares tendered and the prices specified by the tendering stockholders, we will determine the single per share price within that price range that will allow us to buy 2,600,000 shares (or such lesser number of shares as are validly tendered). All of the shares that are validly tendered at prices at or below that purchase price will, subject to possible proration, be purchased at that purchase price, net to the selling stockholder. All other shares that have been tendered and not purchased will be returned to the stockholder. The tender offer is not conditioned on any minimum number of shares being tendered.

          The tender offer provides stockholders the opportunity to sell shares for cash without the usual transaction costs.

          The tender offer is explained in detail in the enclosed Offer to Purchase and Letter of Transmittal. If you wish to tender your shares, detailed instructions on how to tender shares are also in the enclosed materials. We encourage you to read these materials carefully before making any decision with respect to the tender offer. Neither the Company nor its Board of Directors makes any recommendation to any stockholder as to whether to tender or refrain from tendering shares.

          Please note that the tender offer is scheduled to expire at midnight, New York City time, on March 18, 2008 unless extended by the Company. Questions regarding the tender offer may be directed to D.F. King & Co., Inc., the information agent for the tender offer, by calling collect at (212) 269-5550 or Toll-Free at (800) 901-0068.

Sincerely,

Jamieson A. Karson
Chairman and Chief Executive Officer